

Mailstop 3233

December 4, 2015

Via E-mail
Rodney F. Emery
Chief Executive Officer
Steadfast Apartment REIT III, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612

> **Re: Steadfast Apartment REIT III, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 12, 2015**
> **File No. 333-207952**

Dear Mr. Emery:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2015 letter.

Prospectus Cover Page

1.   We note your response to comment 8 of our letter. We further note your disclosure stating that purchases by your sponsor and its affiliates and your directors and officers will count toward the minimum offering threshold. Please revise your disclosure to clarify if such persons may purchase expressly for the purpose of meeting the minimum offering threshold. Additionally, please revise your disclosure to clarify whether your sponsor and its affiliates and your directors and officers may make purchases in the offering outside of the "friends and family" program and the 2.5% cap applicable to such program.

Questions and Answers About This Offering

Why are you offering two classes of your common stock. . . , page viii

2.   We note your response to comment 10 of our letter. Please revise your disclosure to clarify the nature of the adjustments that will be made calculate the liquidating distributions payable to holders of Class A shares and Class T shares, respectively.

3.   We note that maximum distribution and stockholder servicing fees will be equal to approximately $1.07 per share or 4.5% of the $23.81 offering price. Please confirm, and, if true, disclose that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% (i.e. 5.5% selling commissions and dealer manager fees plus 4.5% distribution and shareholder servicing fee) if distribution   and stockholder servicing fees were paid in full.

4.   We note that you will cease paying the distribution and shareholder servicing fee when aggregate underwriting compensation from all sources equals 10% or the sixth anniversary of the last day of the fiscal quarter in which your initial public offering terminates. Please tell us how you considered whether some Class T investors may pay more distribution and shareholder servicing fees than other Class T investors and any risks associated with potential differences in fee amounts.

Prospectus Summary

Our Sponsor, page 5

5.   We note your response to comment 15 of our letter. Please revise to include Gregory P. Brakovich or advise. In addition, please identify the individuals who control Crossroads Capital Advisors and disclose their ownership percentages in your organization chart on page 9.

Compensation to Our Advisor and Its Affiliates, page 10

6.   Please revise to clarify, if true, on pages 10 and 102 that the fees and compensation may be increased without stockholder consent.

7.   We note your revised disclosure regarding the calculation of the subordinated participation in net sale proceeds. Please revise to provide an example of how this fee will be calculated and how distributions representing a return of capital will impact this fee.

Risk Factors

Our advisor and its affiliates, including our officers and our affiliated directors, will face conflicts of interest . . . , page 34

8.   We note your response to comment 15 of our letter. Please revise this risk factor to clarify the circumstances under which your advisor will be entitled to receive a subordinated distribution, including termination with or without cause.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders . . . , page 46

9.   We note your response to comment 11 of our letter, and we reissue that comment in part. Please clarify, if true, that you have not sought a private letter ruling, and, in future amendments as applicable, please revise your disclosure to update the status.

Estimated Use of Proceeds, page 50

10.   We note your response to comment 19 of our letter, and your disclosure stating that you expect organization and offering expenses (other than sales commissions, the dealer manager fee and the distribution and shareholder servicing fee) to be approximately 1.0% of the gross proceeds from the primary offering if you raise the maximum offering amount. Please revise your disclosure to address the additional organization and offering expenses associated with the Maximum Primary Offering and Distribution Reinvestment Plan as compared to the Maximum Primary Offering or advise. In addition, please tell us why you believe it is appropriate to include amounts based on the midpoint of your offering in this table.

Conflicts of Interest

Allocation of Investment Opportunities, page 114

11.   We note your response to comment 20 of our letter, stating that Steadfast does not believe that the registrant would acquire assets at the same time as any of Steadfast's other investment programs, including STAR. We further note your disclosure under the heading "We may compete with SIR, STAR and other affiliates of our sponsor . . ." at the bottom of page 34. Please advise us of the basis for Steadfast's belief that the registrant would not acquire assets at the same time as any of Steadfast's other investment programs, including STAR.

Financial Statements

2. Summary of Significant Accounting Policies

Organization and Offering Costs, page F-5

12.   Please revise your disclosure to include organization and offering costs paid by the Advisor on behalf of the Company through the date of your filing.

Draft 5.1 Opinion

13.   We note counsel assumes, upon the issuance of any of the Class A or Class T shares, the total number of Class A or Class T shares issued and outstanding will not exceed the total number of Class A or Class T shares, as applicable, that the registrant is then authorized to issue under the charter. Please revise to clarify that you have sufficient authorized shares as of the date of the opinion or advise.

Draft 8.1 Opinion

14.   We note that counsel's first opinion addresses the period "commencing with the Company's taxable year ending December 31, 2017, or the first year in which the Company commences material operations." We further note your disclosure under the heading "What Is a "REIT"?" on page vii stating that you intend to elect to be taxed as a REIT for federal income tax purposes beginning with your taxable year ending December 31, 2016, or the first year in which you commence material operations. Please reconcile the opinion and the disclosure, or advise us why you do not believe reconciliation is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard J. Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Heath D. Linsky, Esq.
       Morris, Manning & Martin, LLP